Exhibit 99.1

Tiziana Life Sciences plc

Change to ADS ratio

London, 30 October 2019 - Tiziana Life Sciences plc (“Tiziana”, AIM: TILS, NASDAQ: TLSA), announces a ratio change to its sponsored Level I American Depositary Receipt (“ADR”) programme.

The former ratio of ten (10) ordinary shares to one (1) American Depositary Share (“ADS”) has been changed to five (5) ordinary shares per one (1) ADS effective on 29 October 2019. There will be no change to the underlying ordinary shares.

ADR record date:	21 October 2019
ADR payment date:	28 October 2019
ADR effective date:	29 October 2019
Symbol:	TLSA
Traded:	NASDAQ
CUSIP:	88875G101
Old Ratio:	1 ADR: 10 ordinary Shares
New Ratio:	1 ADR: 5 ordinary Shares
Underlying ISIN:	GB00BKWNZY55
Country of incorporation:	United Kingdom
Depositary:	J.P. Morgan Chase Bank, N.A.
Custodian:	J.P. Morgan Chase Bank, London

To effect this change, ADR holders will receive one (1) additional ADR for every one (1) ADR held as of 21 October 2019, the ADR record date. Existing ADRs will continue to be valid and will not have to be exchanged for new ADRs. In connection with this change, the register held by JPMorgan has been closed for issuances and cancellations from the close of business 21 October 2019 and will reopen on 31 October 2019.

For further information, please contact:

JPMorgan Service Centre	ADR Settlements

001 800-990-1135	001 302-552-0230

Contacts:

Tiziana Life Sciences plc Gabriele Cerrone, Chairman and founder	+44 (0)20 7495 2379

Cairn Financial Advisers LLP (Nominated adviser) Liam Murray / Jo Turner	+44 (0)20 7213 0883

Shore Capital (Nominated brokers) Antonio Bossi	+44 (0)20 7408 4050